Docusign Envelope ID: E4D5D23E-0A31-83D3-837A-5439ECE2A10B

SAM BECHERER

6/15/2026

Board of Directors
Intelithrive, Inc. (ITHR)

RE: Resignation from Officer and Director Positions

To the Board of Directors:

Effective immediately upon delivery of this letter, I hereby resign from all positions I hold with Intelithrive, Inc. ("the Company"), including any officer, executive, management, and director positions.

My decision to resign results from ongoing disputes and irreconcilable differences with the Company's majority shareholder regarding the governance, direction, and management of the Company. Despite efforts to address these concerns constructively, I no longer believe I can effectively fulfill my responsibilities or continue serving in a manner consistent with my professional judgment and fiduciary obligations.

This resignation should not be interpreted as agreement with, endorsement of, or acquiescence to any actions, decisions, positions, or conduct that have contributed to these disputes. Rather, I have concluded that my continued involvement is no longer productive and is not in the best interests of the Company or its stakeholders.

For the avoidance of doubt, this resignation is limited solely to my positions with the Company and shall not constitute a waiver, release, admission, or relinquishment of any rights, claims, interests, causes of action, defenses, or remedies that I may possess, all of which are expressly reserved.

I request that the Company promptly update all corporate records, regulatory filings, banking authorizations, and any other records necessary to reflect my resignation and removal from all positions.

Please acknowledge receipt of this resignation and confirm the effective date reflected in the Company's records.